UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general that, further to the Material Fact disclosed on August 13, 2020 and in line with the implementation of its Strategic Transformation Plan, the Company has initiated a market sounding process to prospect investors interested in acquiring its paid TV business, including all infrastructure required to provide services through the DTH technology, through the transfer of assets and liabilities (including the payment commitments of agreements related to the DTH and IPTV services, such as satellite capacity).

The Company also informs that it has engaged BTG Pactual Bank as its financial advisor to carry out the market sounding process, aiming at reaching the largest possible number of interested parties.

The beginning of the market sounding process is aligned with the proposed Amendment to the Judicial Reorganization Plan (the “Amendment to the JRP”), which the Company filed with the 7th Corporate Court of Rio de Janeiro (the “RJ Court”) on August 13, 2020 and which provides for the disposition of an isolated production unit encompassing its paid TV business (the TVCo UPI”) through a competitive process, in compliance with Law No. 11,101/2005 (the “LRF”), to be carried out in due course through the submission of closed proposals by the interested parties, after the approval of the Amendment to the JRP at a General Creditors’ Meeting and its subsequent ratification by the RJ Court.

The disposition of the TVCo UPI will ensure to the Oi Group the execution of its divestment strategy in the paid TV business based on DTH technology, while allowing the retention of a material stake in the generation of content revenue arising from the provision of paid TV services via IP protocol (IPTV), based on platforms and equipment with IPTV technology which shall remain as property of the Company.

Oi reiterates its commitment to comply with its Strategic Plan and to focus on becoming the largest provider of telecommunications infrastructure in Brazil by expanding fiber optics and high-speed internet, offering businesses solutions and infrastructure to enable the evolution to 5G in the country, with a focus on businesses with greater value-added, growth prospects and a vision for the future.

The Company will keep its shareholders and the market informed of any development regarding the subject matter of this Notice to the Market.

Rio de Janeiro, August 31, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer